SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004



                                CP SHIPS LIMITED

    ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

    ------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F____          Form 40-F     X
                                          -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes______      No   X
                         -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



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                        Exhibits Index appears on Page 3


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CP SHIPS LIMITED
                                         ----------------
                                                  (Registrant)

Date:  23 March 2004
                                         By:   /s/ John K. Irving
                                              -------------------------------
                                               Name:  John K. Irving
                                               Title: Vice President, General
                                                      Counsel & Secretary



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                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                     Page
----------------------                                                     ----

    10.1   Press Release of CP Ships Limited "CP SHIPS                      4
           TO ACQUIRE ROE LOGISTICS", dated 23 March 2004





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



                                                                   Exhibit 10.1

                       CP SHIPS TO ACQUIRE ROE LOGISTICS

London, UK (23rd March 2004) - CP Ships Limited, one of the world's leading container shipping companies, and Montreal-based ROE Logistics have entered into an agreement for CP Ships to acquire ROE.

"As a way of leveraging our strong regional positions and adding value to our core container services, we are selectively developing logistics services in markets where it makes sense," commented CP Ships CEO Ray Miles. "Well established in one of our key regions, ROE will enable us to build on the container transport services we offer our Montreal and Vancouver Gateway customers."

ROE is a family-owned business founded in 1979 and has offices in Montreal, Toronto, Calgary and Vancouver with gross revenues (excluding customs duty and tax) of US$ 27 million. It specializes in providing a range of freight forwarding, customs brokerage, logistics, warehousing and distribution services. Robert Elvidge, founder and current owner, will remain as CEO.

The acquisition is expected to close in the second quarter.


                                     -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 443,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' is listed on the Toronto and New York stock exchanges under the symbol TEU and is in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

Forward Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.



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                                    CONTACTS

                                  FOR CP SHIPS

                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                  Elizabeth Canna, VP Corporate Communications
              Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                       or
                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660

                               FOR ROE LOGISTICS

                              Robert Elvidge, CEO
                                +1 514 396 0000





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